Exhibit 99.1

Aurora Cannabis Completes Australis Distribution to Non-Resident Shareholders

TSX | NYSE: ACB

EDMONTON, Nov. 28, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NYSE: ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) announced today that the company, through a selling broker, has completed the sale in the open market of the Australis Capital Inc. ("Australis") units on behalf of non-resident shareholders. Payment of the net cash proceeds from the sales of Australis units to the non-resident shareholders of record as of August 24, 2018 was completed by the custodian on November 27, 2018. In total, 11,222,349 units of Australis were sold in the public markets.

The Company originally completed the spin out of its U.S. assets through the distribution of Australis units to Canadian resident shareholders on September 19, 2018. The units consisted of one common share and one common share purchase warrant of Australis, with each warrant having an exercise price of $0.25 and being valid for 12 months following the distribution. As described in further detail in the Final Prospectus of Australis dated August 14, 2018, and to satisfy certain tax related considerations, the Company transferred the units issued to shareholders who were (or were deemed to be) non-residents of Canada to a trustee for a controlled sell-off of units in the open market by a designated selling broker subsequent to the listing of Australis on the CSE in Canada.

Management Commentary

"With this final distribution of net cash proceeds to non-resident shareholders, Aurora has completed its commitment to return capital to all of our shareholders," said Terry Booth, CEO of Aurora. "Since its public listing, the team at Australis have hit the ground running, executing on a number of investments with strong growth potential. Through our contingent interest in Australis, we'll keep a close eye on the exciting U.S. market, and look to exercise our back-in right as soon as federal regulations permit."

Scott Dowty, CEO of Australis, added, "Investor interest in the U.S. market continues to grow, but access to the kind of opportunities we are able to execute on is extremely limited for most investors. Australis is well positioned to continue creating high-growth opportunities for our shareholders, and we look forward to providing frequent updates on our progress to the market. At the same time, our historical connection to Aurora, one of the undisputed leaders in the global cannabis industry, provides us with significant brand equity to execute on our mandate."

While Aurora currently holds no direct ownership interest in Australis, the Company owns warrants that will allow Aurora to acquire an ownership interest once regulations in the U.S. permit the Company to do so.

Australis is an investment vehicle with a special focus on opportunities in the U.S. cannabis industry. Since becoming publicly listed on the CSE, Australis has completed three strategic investments to add to its portfolio of assets:

  November 5, 2018: Completed the acquisition of Rthm Technologies Inc., the number one health app in 26 countries, which holds several brand-associated trademarks and has developed the world's first mobile genetics and circadian rhythm mapping platform for both iOS and Android devices.
  November 5, 2018: Completed an investment agreement with Body and Mind Inc. ("BaM"), a publicly traded, vertically integrated company that invests in high quality medical and recreational cannabis cultivation and production and retail. BaM products include dried flower, edibles, topicals, extracts as well as GPEN Gio cartridges.
  November 19, 2018: Completed purchase of a 15% ownership interest in Wagner Dimas, a market leader in the development of unique, patented technology and proprietary processes that enable large-scale production for the higher-margin pre-rolled segment of the cannabis market.

Since its inception, Australis has successfully raised $49 million to fund its growing investment portfolio. Australis expects to close additional strategic acquisitions by the end of 2018 and enter into 2019 with a dynamic portfolio of complementary assets. Recently, Australis expanded its senior management team to include three new professionals with strong backgrounds in cannabis, gaming and consumer goods and relocated its headquarters into its new corporate offices in Las Vegas, Nevada.

About Australis

Australis Capital identifies and invests in the cannabis industry predominately in the United States, a highly regulated, fragmented, rapidly expanding and evolving industry. Investments may include and are not limited to equity, debt or other securities of both public and private companies, financings in exchange for royalties or other distribution streams, and control stake acquisitions. Australis Capital adheres to stringent investment criteria and will focus on significant near and mid-term high-quality opportunities with strong return potentials while maintaining a steadfast commitment to governance and community. Australis Capital's Board, Management and Advisory Committee members have material experience with, and knowledge of, the cannabis space in the U.S., extensive backgrounds in highly regulated industries, adherence to stringent regulatory compliance, public company and operational expertise. In addition to the Company's expertise and strong execution on strategic M&A, which to date includes Body and Mind Inc. and Rthm Technologies Inc., Australis has developed strategic partnerships with companies such as Wagner Dimas. Australis' Common shares trade on the CSE under the symbol "AUSA".

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 21 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high- quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to Aurora's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Caution Concerning Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com, Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com; Australis Contact: Scott Dowty, Chief Executive Officer, IR@ausacap.com

CO: Aurora Cannabis Inc.

CNW 07:30e 28-NOV-18